Exhibit 99.1

XOMA Reports First Quarter 2016 Operational Achievements
and Financial Results

BERKELEY, Calif., May 4, 2016 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced recent operational achievements and financial results for the first quarter ended March 31, 2016.

“Our efforts are squarely focused on generating the data for XOMA 358 and understanding its potential impact in patients with rare hyperinsulinemia indications. Our top priority is our ongoing Phase 2 proof-of-concept study of XOMA 358 in patients with hypoglycemia due to congenital hyperinsulinism, which is progressing as anticipated. We are in the process of opening a third clinical site in Germany to offer European congenital hyperinsulinism patients increased opportunity to participate.  We also recently opened our Phase 2 proof-of-concept study of XOMA 358 to post gastric bypass patients who develop a condition where they experience severe hypoglycemia after eating a meal.  These actions are driving XOMA 358 towards our first data readouts in hyperinsulinemia patients, and we continue to believe we will be able to provide an update on our clinical experience with XOMA 358 later this summer,” said John Varian, Chief Executive Officer of XOMA. “In addition to unmet medical need for a potential long-acting antibody to treat hyperinsulinemia indications, we believe there is an unmet medical need for a short-acting treatment for severe acute hypoglycemia.  The first data from XOMA 129, a novel antibody fragment derived from our XMetD program, were presented in April at the Endocrine Society's Annual Meeting (ENDO 2016). These data support our continued development of XOMA 129 as a first-in-class targeted therapy for the treatment of acute hypoglycemic conditions.”

“Our first quarter financial results show that we are executing our business priorities on budget,” stated Tom Burns, Vice President, Finance and Chief Financial Officer of XOMA. “We out-licensed a phage display library, which generated $1.5 million in revenue, and we reduced our debt balance by paying the first €3.0 million installment on the Servier loan.  We are confident we have the financial resources to fund our operations through at least the first quarter of 2017.”

Recent Achievements

•

Initiated XOMA 358 proof-of-concept study in patients with hypoglycemia post gastric bypass surgery, representing the second rare hypoglycemic indication in which this first-in-class insulin receptor antibody is being studied.

•

Presented preclinical data from XOMA 129 at the ENDO 2016 conference. XOMA 129, the lead antibody fragment (Fab) from the XMetD program, binds to an allosteric site on the insulin receptor and was designed to have a rapid onset and limited duration of action, two important clinical requirements in reversing an acute hypoglycemic event. The data showed XOMA 129 exhibits the preclinical profile required to pursue further study as a novel potential treatment for severe acute hypoglycemic episodes.

•

Effected a novation of the Company’s existing contracts with the National Institutes of Allergy and Infectious Diseases (NIAID) for biodefense-related development activities to Nanotherapeutics, Inc. All associated assets, contracts, and materials have been transferred to Nanotherapeutics.

•	Terminated remaining XOMA clinical development of gevokizumab and initiated formal licensing activities.

First Quarter 2016 Financial Results

XOMA recorded total revenues of $4.0 million for the three months ended March 31, 2016, compared with $2.7 million during the corresponding period of 2015. The increase in first quarter 2016 revenues was due primarily to the receipt of $1.5 million from the licensure of a phage display library, an increase of $0.5 million in revenue recognized related to the loan agreement with Servier, and an increase of $0.2 million in milestone payments related to assets the Company previously licensed to other parties, which were partially offset by decreased revenues from NIAID and Servier.

Research and development (R&D) expenses for the first quarter of 2016 were $13.6 million compared with $20.0 million in the corresponding 2015 period. The decrease reflects a $5.0 million reduction in salaries and related expenses, a decrease of $0.7 million in depreciation and facility expenses due to the sale of the Company’s manufacturing facilities to Agenus Inc. in late 2015, and a decrease of $0.6 million in outside consulting fees due to the termination of the EYEGUARD Phase 3 program.

Selling, general and administrative expenses (SG&A) were $4.3 million for the three months ended March 31, 2016, compared with $5.2 million incurred during the same period in 2015, reflecting the reduction in salary and related personnel costs following the Company’s restructuring initiated in the third quarter of 2015.

For the first quarter ended March 31, 2016, XOMA had a net loss of $8.4 million compared with a net loss of $21.7 million in the quarter ended March 31, 2015. The net losses in the three months ended March 31, 2016 and 2015, included a $6.9 million gain and $40,000 loss, respectively, in non-cash revaluations of contingent warrant liabilities, resulting primarily from fluctuations in XOMA’s stock price. Excluding those revaluations, the net loss for the three months ended March 31, 2016, was $15.3 million compared with a net loss of $21.7 million for the same reporting period in 2015.

On March 31, 2016, XOMA had cash and cash equivalents of $46.2 million compared with $65.8 million at December 31, 2015. In January 2016, XOMA paid €3.2 million in principal and interest to Servier as stipulated in the companies’ amended loan agreement.

The Company expects its available capital will be sufficient to fund operations through at least the first quarter of 2017.

About XOMA 358

Insulin is the major physiologic hormone for controlling blood glucose levels. Abnormal increases in insulin secretion can lead to profound hypoglycemia (low blood sugar), a state that can result in significant morbidities, including brain damage, seizures and epilepsy. XOMA, leveraging its scientific expertise in allosteric monoclonal antibodies, developed the XMet platform, consisting of separate classes of selective insulin receptor modulators (SIRMs) that could have a major effect on treating patients with abnormal metabolic states. XOMA 358 binds selectively to insulin receptors and attenuates insulin action.

XOMA 358 is being investigated as a novel treatment for non-drug-induced, endogenous hyperinsulinemic hypoglycemia, as well as hypoglycemia after bariatric surgery and other related disorders. XOMA recently initiated Phase 2 development activities for XOMA 358 in patients with congenital hyperinsulinism at The Children’s Hospital in Philadelphia (CHOP) and the Great Ormond Street Hospital (GOSH) in London.  A therapy that safely and effectively mitigates insulin-induced hypoglycemia has the potential to address a significant unmet therapeutic need for certain rare medical conditions associated with hyperinsulinism. More information on the XOMA 358 clinical trial may be found at www.clinicaltrials.gov.

About Congenital Hyperinsulinismi, ii, iii, iv

Congenital Hyperinsulinism (CHI) is a genetic disorder in which the insulin cells of the pancreas (beta cells) secrete inappropriate and excessive insulin. Ordinarily, beta cells secrete just enough insulin to keep blood sugar in the normal range. In people with CHI, the secretion of insulin is not properly regulated, causing excess insulin secretion and frequent episodes of low blood sugar (hypoglycemia). In infants and young children, these episodes are characterized by a lack of energy (lethargy), irritability or difficulty with feeding. Repeated episodes of low blood sugar increase the risk for serious complications, such as breathing difficulties, seizures, intellectual disability, vision loss, brain damage, coma, and possibly death. About 60 percent of infants with CHI experience a hypoglycemic episode within the first month of life. Other affected children develop hypoglycemia by early childhood. Current treatments for CHI are limited to medical therapy and surgical removal of part or all of the pancreas (pancreatectomy).

About XOMA 129

XOMA 129 is a fully human, high affinity monoclonal antibody fragment that specifically targets the human insulin receptor.  Insulin is the major hormone for lowering blood glucose levels. Profound hypoglycemia can result in significant morbidities, including organ damage and potentially death.  There are acute and more persistent hypoglycemia conditions associated with abnormally high insulin levels, which represent unmet medical needs. As a negative allosteric modulator, XOMA 129 binds with high affinity to a site distinct from insulin binding and dampens insulin signaling.  This drug candidate has been designed to provide a rapid onset of action and a duration of action tailored to meet the pharmacotherapy needs in certain conditions.  The Company intends to pursue an Investigational New Drug (IND) application in the US for XOMA 129 upon completion of its IND-enabling nonclinical development activities.

About XOMA Corporation

XOMA Corporation is a leader in the discovery and development of therapeutic antibodies. The Company's innovative product candidates result from its expertise in developing ground-breaking monoclonal antibodies, including allosteric antibodies, which have created new opportunities to potentially treat a wide range of human diseases. XOMA's scientific research has produced a portfolio of five endocrine assets, each of which has the opportunity to address multiple indications. The Company's lead product candidate, XOMA 358, is an allosteric monoclonal antibody that reduces insulin receptor activity, which could have a major impact on the treatment of hyperinsulinism. The Company recently initiated Phase 2 development activities for XOMA 358 in patients with congenital hyperinsulinism, and in patients with hypoglycemia after bariatric surgery. For more information, visit www.xoma.com.

Forward-Looking Statements

Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of clinical trials, anticipated timing of the release of clinical data, regulatory approval of unapproved product candidates, the anticipated process of clinical data analysis, the anticipated success of any clinical trial, cash usage, or statements that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

i ghr.nlm.nih.gov/condition/congenital-hyperinsulinism. Accessed June 11, 2015.

iiwww.chop.edu/conditions-diseases/congenital-hyperinsulinism/about#.VXncFU3bKHt. Accessed June 11, 2015.

iiiwww.chop.edu/conditions-diseases/congenital-hyperinsulinism/about#.VXneYE3bKHu. Accessed June 11, 2015.

iv www.ojrd.com/content/pdf/1750-1172-6-63.pdf. Accessed June 11, 2015.

XOMA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2016	2015
Revenues:
License and collaborative fees	$2,491	$263
Contract and other	1,471	2,388
Total revenues	3,962	2,651

Operating expenses:
Research and development	13,610	20,004
Selling, general and administrative	4,305	5,220
Restructuring	36	-
Total operating expenses	17,951	25,224

Loss from operations	(13,989)	(22,573)

Other income (expense)
Interest expense	(1,002)	(1,115)
Other income (expense), net	(306)	2,010
Revaluation of contingent warrant liabilities	6,932	(40)
Net loss	$(8,365)	$(21,718)

Basic and diluted net loss per share of common stock	$(0.07)	$(0.19)
Shares used in computing basic and diluted net loss per share of common stock	119,568	116,193

Other comprehensive loss:
Net loss	$(8,365)	$(21,718)
Net unrealized loss on marketable securities	(42)	-
Comprehensive loss	$(8,407)	$(21,718)

XOMA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2016	December 31, 2015
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$46,153	$65,767
Marketable securities	454	496
Trade and other receivables, net	1,977	4,069
Prepaid expenses and other current assets	1,568	1,887
Total curent assets	50,152	72,219
Property and equipment, net	1,793	1,997
Other assets	664	664
Total assets	$52,609	$74,880

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,593	$6,831
Accrued and other liabilities	4,387	7,025
Deferred revenue	899	3,198
Interest bearing obligations – current	10,244	5,910
Accrued interest on interest bearing obligations – current	327	311
Total current liabilities	20,450	23,295
Interest bearing obligations – non-current	36,007	42,757
Contingent warrant liabilities	3,532	10,464
Other liabilities – non-current	148	673
Total liabilities	60,137	77,189

Stockholders’ deficit:
Preferred stock, $0.05 par value, 1,000,000 shares authorized, 0 issued and outstanding	-	-
Common stock, $0.0075 par value, 277,333,332 shares authorized, 120,367,541 and 119,045,592 shares issued and outstanding at March 31, 2016, and December 31, 2015, respectively	903	893
Additional paid-in capital	1,140,059	1,136,881
Accumulated comprehensive loss	(42)	-
Accumulated deficit	(1,148,448)	(1,140,083)
Total stockholders’ deficit	(7,528)	(2,309)
Total liabilities and stocholders’ deficit	$52,609	$74,880

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CONTACT: XOMA Corporation

Company and investor contact:

         Ashleigh Barreto

         510-204-7482

         barreto@xoma.com

         Juliane Snowden

         The Oratorium Group, LLC

         jsnowden@oratoriumgroup.com

Media contact:

Ryan Flinn

W2O Group

415-946-1059

rflinn@w2ogroup.com